SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

08027606

[...]ED STATES
[...] EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Trading Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 N. Broadway (No. and Street)

Edmond (City) OK (State) 73034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey J Russell 405-607-8743 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Casey J Russell CPA, Inc (Name — *If individual, state last, first, middle name*)

3000 United Founders Blvd (Address) OKC (City) OK (State) 73112 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Trading Co, LLC, as of December 31, ~~19~~2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY TRADING CO., LLC

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2007

TABLE OF CONTENTS

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com

Member AICPA & OSCPA

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2007 and the related statements of income and members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2007 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Casey J. Russell CPA Inc.

February 26, 2008

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Balance Sheet
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	118,327.76
Securities owned at Market		12,724.60
Accounts Receivable - Clearing Firm		29,530.98
Total Current Assets		160,583.34
Property and Equipment		
Automobiles		21,159.00
Office Furniture and Equipment		21,651.82
Less: Accumulated Depreciation		(29,727.24)
Total Property and Equipment		13,083.58
Cash in Clearing Accounts		101,869.50
TOTAL ASSETS	$	275,536.42

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable	$	118,822.60
Due to Broker/Dealer		14,057.67
Current Portion of Long Term Debt		4,233.77
Total Current Liabilities		137,114.04
NONCURRENT LIABILITIES		
Notes Payable		7,463.36
Total Noncurrent Liabilities		7,463.36
TOTAL LIABILITIES		144,577.40
MEMBERS' CAPITAL		
Members' Capital		130,959.02
Total Members' Capital		130,959.02
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	275,536.42

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Income
For Year Ending December 31, 2007

Revenues		
Inventory Trading Profit	$	411,793.77
Interest Income		13,474.07
Miscellaneous Income		35,005.50
Total Revenues		460,273.34
Cost of Sales		
SAL Clearing Charges		66,148.57
Inventory Cost of Funds		99.83
Total Cost of Funds		66,248.40
Operating Expenses		
Trade Fees		404.00
Auto Expense		20.00
Auto Lease		8,678.40
Bank Service Charges		693.50
Communications-Quotes		26,788.68
Depreciation		5,241.14
Dues & Subscriptions		17,700.59
Insurance-Bond		1,843.00
Registration Expenses		5,027.50
Licenses & Permits		25.00
Maintenance & Repairs		1,321.10
Management Fees		365,500.00
Legal & Accounting		31,000.00
Meals & Entertainment		403.00
Miscellaneous Expense		115,442.96
Interest Expense		2,112.37
Office Supplies		700.25
Total Operating Expenses		582,901.49
Net Income (Loss)	$	(188,876.55)

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Members' Capital
For Year Ending December 31, 2007

Balance at Beginning of Year	$	219,835.57
Contributions		100,000.00
Net Loss for the year		(188,876.55)
Balance at End of Year	$	130,959.02

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co., Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(188,876.55)
Depreciation and Amortization	5,241.14
(Increase) Decrease in Securities Owned	(3,031.60)
(Increase) Decrease in Accounts Receivable	3,179.79
(Increase) Decrease in Cash in Clearing Accounts	94,333.67
(Increase) Decrease in Prepaid Expense	724.90
Increase (Decrease) in Accounts Payable	113,371.16
Increase (Decrease) in Due to Broker/Dealer	(6,140.34)
Net Cash Provided By (Used in) Operating Activities	18,802.17
CASH FLOWS FROM INVESTING ACTIVITIES	
Principal Payments on Loans	(3,948.33)
Adjustment to Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	(3,948.33)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	100,000.00
Net Cash Provided By (Used In) Financing Activities	100,000.00
Net Increase (Decrease) in Cash and Cash Equivalents	114,853.84
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,473.92
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 118,327.76

Supplemental Information:

Interest Paid During the Year	$ 2,112.37

The accompanying notes are an integral part of the financial statements.

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2007

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. Any tax liability that is generated is passed through to the members. It is a registered broker/dealer which trades for its own account with no retail customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations. All securities consist of equities. Cost of the securities as of December 31, 2007 was $12,798 and fair market value was $12,725.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents with the exception of monies on deposit with the Company's clearing firm. Monies on deposit with the clearing firm are restricted.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $365,500 to its holding company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had excess net capital of $30,959 as shown below. The aggregate indebtedness to net capital was 1.13 to 1.

Minimum capital required	$ 100,000
Net capital	130,959
Excess	$ 30,959

NOTE 5 - CONCENTRATION OF CREDIT

As of December 31, 2007, the Company had on deposit with its clearing firm $101,775. These monies are not covered by SIPC insurance and are presented as cash in clearing accounts on the balance sheet.. The Company also had accounts receivable due from the same clearing firm of $29,531. The Company owed the clearing firm $20,198. The net concentration of monies owed to the clearing firm by the Company as of December 31, 2007 was $111,108.

NOTE 6 – NOTES PAYABLE

As of December 31, 2007, the Company had a note payable to Citizens Bank of Edmond.

The note is for a Dodge truck. The loan was issued in June, 2005 in the amount of $21,159 with an interest rate of 5.990%. Monthly payments are due in the amount of $409.87. The maturity date is July, 2010. The principal balance as of December 31, 2007 was $11,697.13. Collateral for this obligation is the vehicle. Principal and interest due on this obligation for the next five years till maturity is as follows:

	Principal	Interest
2008	4,233.77	684.67
2009	4,539.81	378.63
2010	2,923.55	70.78
Total	$ 11,697.13	$ 1,134.08

LEGACY TRADING CO., LLC
SUPPLEMENTAL INFORMATION RELATING
TO THE FINANCIAL STATEMENTS
December 31, 2007

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2007.

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com **Member AICPA & OSCPA**

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated February 26, 2008.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 26, 2008

LEGACY TRADING CO., LLC
6817 N. Broadway
Edmond, OK 73034

February 26, 2008

Casey J. Russell CPA, Inc.
3000 United Founders Blvd., Suite 229
Oklahoma City, OK 73112

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Legacy Trading Co., LLC (the Company) as of December 31, 2007, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 26, 2008, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all -

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. There has been no—

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

a) Related party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b) Guarantees, whether written or oral, under which the Company is contingently liable.

c) Significant estimates and material concentrations know to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

9. There are no:

a) Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, and we have not consulted a lawyer concerning litigation, claims or assessments.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

13. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effect under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. In addition, the Company at December 31, 2007, had—

a. Recorded all securities exchange memberships on the books.

b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the examining authority.

17. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

18. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes.

19. There are no material weaknesses or inadequacies at December 31, 2007, or during the period January 1, 2007 to February 26, 2008, in internal control and control activities for safeguarding securitie3s, and the practices and procedures followed in:

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

20. Net capital computations, prepared by the Company during the period from January 1, 2008 through February 15, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

21. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

22. We understand that as part of your audit, you prepared the adjusting journal entries necessary to convert our cash basis records to the accrual basis of accounting and acknowledge that we have reviewed and approved those entries.

23. In regards to any and all nonattest services performed by you, we have:

a. Made all management decisions and performed all management functions.

b. Designated a management-level individual with suitable skills, knowledge, or experience to oversee the services.

c. Evaluated the adequacy and results of the services performed.

d. Accepted responsibility for the results of the services.

e. Established and maintained internal controls, including monitoring ongoing activities.

24. As part of your audit, you prepared the draft financial statements and related notes and supplementary information. We have designated a competent management-level individual to oversee your services and have made all management decisions and performed all management functions. We have reviewed, approved, and accepted responsibility for those financial statements and related notes, supplementary information, and schedule of expenditures for federal awards.

We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Signature: ______________________________

Title: ______________________________

END